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                                                             SUB-ITEM 77D

The Board of Trustees of MFS Government Markets Income Trust (MGF) has approved changes to the investment objective and policies of the fund. Effective December 21, 2007, MGFs investment objective of seeking a high level of current income was revised to provide that MGF will seek high current income but may also consider capital appreciation. Significant changes to MGFs principal investment strategies are described below.

The following investment strategies have been eliminated:

- The fund does not intend to invest a significant portion of its assets in a particular type of placecountry-regionU.S. government security.
-  The fund will not purchase securities for capital appreciation.

The  following  percentage  limitations  on certain types of  investments have been eliminated to allow the portfolio manager more flexibility to invest in appropriate securities:

-  65% in placecountry-regionU.S. government securities;
-  Less than 35% in stable foreign governments;
-  Less than 35% in emerging markets;
-  Less than 30% in securities lending; and
-  Less than 30% in when-issued securities.

The  percentage  limitation  of investing  less than 10% of the funds assets in nonconvertible lower quality securities has been eliminated and the funds investment strategy states: MFS generally invests substantially all of the funds assets in investment grade securities.